

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 24, 2009

Via U.S. Mail and Facsimile

Steven Bangert
Chairman and Chief Executive Officer
CoBiz Financial Inc.
821 17th Street
Denver, CO 80202

> **Re: CoBiz Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-15955**

Dear Mr. Bangert:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          Christian Windsor
                                          Special Counsel

cc: Lyne Andrich
        (CoBiz Financial Inc.)

        Jeff Kesselman
        (Sherman & Howard)